UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wren, Inc.
(Name of Issuer)

Common Stock, $.001par value
(Title of Class of Securities)

98215R 105
(CUSIP Number)

Daniel D. Drummond
P.O. Box 5005,
PMB 42, 16921-C
Rancho Santa Fe, CA 92067
(858) 756-0369
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2009
(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 98215R 105............................................................................................................

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(1) Names of reporting persons.......................................................................

          Daniel D. Drummond

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(2) Check the appropriate box if a member of a group (see instructions)......................
(a).........................................................................................................
(b).........................................................................................................

___________________________________________________________________________________ (3) SEC use only ......................................................................................
___________________________________________________________________________________ (4) Source of funds (see instructions) OO..............................................................
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)....
___________________________________________________________________________________ (6) Citizenship or place of organization.............................................................

          United States of America

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Number of shares beneficially owned by each reporting person with:.............................................................

____________________________________________________________ (7)Sole Voting Power. 372,580 ............................................................
____________________________________________________________ (8)Shared Voting Power. 0........................................................
____________________________________________________________ (9)Sole Dispositive Power 372,580 .......................................................
____________________________________________________________ (10)Shared Dispositive Power 0...................................................
___________________________________________________________________________________ (11)Aggregate Amount Beneficially Owned by Each Reporting Person...372,580......................
___________________________________________________________________________________ (12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
___________________________________________________________________________________ (13)Percent of Class Represented by Amount in Row (11).6.21%......................................

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(14)Type of Reporting Person (See Instructions) ...IN..................................................
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Item 1. Security and Issuer

Common Stock

Wren, Inc.

P.O. Box 5005,

PMB 42, 16921-C

Rancho Santa Fe, CA 92067

Item 2. Identity and Background

Name;

Daniel D. Drummond

Residence or business address;

P.O. Box 5005,

PMB 42, 16921-C

Rancho Santa Fe, CA 92067

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Member, Tryant, LLC

1608 W. 2225 S.

Woods Cross, UT 84087

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

None.

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None.

Citizenship.

United States of America

Item 3. Source and Amount of Funds or Other Consideration

The shares were transferred to Daniel Drummond by Tryant, LLC for consulting services.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

None.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

None.

A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

None

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

None.

Any material change in the present capitalization or dividend policy of the issuer;

None.

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

None.

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

None.

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None.

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

None.

Any action similar to any of those enumerated above.

None.

Item 5. Interest in Securities of the Issuer.

5,000 shares are  in the name of Daniel D. Drummond FBO William D Drummond, 10,000 shares in the name of his wife, Katherine A. Hogan, and 357,580 shares held directly in the name of Daniel D. Drummond

The shareholder has the voting power to vote all of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

..................................................................................................................................... Date: 5/22/2009
..................................................................................................................................... Signature
..................................................................................................................................... /s/ Daniel D. Drummond

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).